UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Arrival

(Name of Issuer)

Ordinary Shares, nominal value of €0.10 per share

(Title of Class of Securities)

L0423Q108 (Ordinary Shares)

(CUSIP Number)

Csaba Horvath

Kinetik S.à r.l.

1, rue Peternelchen, L-2370 Howald,

Grand Duchy of Luxembourg

+352 621 266 815

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 24, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kinetik S.à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 463,275,682*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 463,275,682*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 463,275,682*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.43%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	See Item 5

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Kinetik Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 463,275,682*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 463,275,682*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 463,275,682*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.43%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	See Item 5

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the ordinary shares, nominal value of €0.10 per share (the “Ordinary Shares”), of Arrival (the “Issuer”), a joint stock company governed by the laws of the Grand Duchy of Luxembourg. The principal executive offices of the Issuer are located at 1, rue Peternelchen, L-2370 Howald, Grand Duchy of Luxembourg.

Item 2.	Identity and Background.

(a)

This Statement is being jointly filed by Kinetik S.à r.l. (“Kinetik”) and The Kinetik Foundation (the “Foundation” and together with Kinetik, the “Reporting Persons”), pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “SEC”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended.

The executive officers and directors of Kinetik are: Csaba Horváth, Manager; Gilles Dusemon, Manager, both citizens of Luxembourg.

The Foundation is the trustee of The Kinetik Trust (the “Trust”), which holds all of the limited liability company interests of Kinetik. Voting and investment decisions regarding the Ordinary Shares held by Kinetik are made on behalf of the Foundation by a council of three members, none of whom have individual or investment power with respect to such shares.

(b)

The business address of each of the Reporting Persons, the Trust and the executive officers and directors of Kinetik is c/o Kinetik S.à r.l., 1, rue Peternelchen, L-2370 Howald, Grand Duchy of Luxembourg.

(c)

A present principal business of Kinetik is to hold the securities of the Issuer, as described in this Statement. The present principal business of the Trust is to hold the securities of Kinetik. The present principal business of the Foundation is is to serve as trustee of the Trust. The present principal occupation of Mr. Dusemon is an attorney at Arendt & Medernach, Luxembourg, and the principal occupation of Mr. Horváth is Chief Operating Officer of Kinetik.

(d)

None of the Reporting Persons or the Trust, nor to the knowledge of the Reporting Persons, none of the executive officers, directors or partners of the Reporting Persons, if applicable, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

None of the Reporting Persons or the Trust, nor to the knowledge of the Reporting Persons, none of the executive officers, directors or partners of the Reporting Persons, if applicable, was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Kinetik is organized under the laws of Luxembourg and the Foundation is organized under the laws of Guernsey. The Trust was established under the laws of Guernsey.

Item 3.	Source and Amount of Funds or Other Consideration.

On March 24, 2021 (the “Closing Date”), the Issuer consummated a business combination (the “Business Combination”) pursuant to the terms of the Business Combination Agreement, dated November 18, 2020 (the “Business Combination Agreement”) by and among the Issuer, CIIG Merger Corp., a Delaware corporation (“SPAC”), Arrival S.à r.l., a limited liability company governed by the laws of the Grand Duchy of Luxembourg (“Arrival S.à r.l.”), and ARSNL Merger Sub Inc., a Delaware corporation.

Concurrently with the execution of the Business Combination Agreement, Kinetik entered into a Contribution and Exchange Agreement for Ordinary Shares (the “Exchange Agreement”) with Arrival S.à r.l. and Arrival Group pursuant to which, among other things, Kinetik consented to the Business Combination and, consequently, agreed to (i) contribute its ordinary shares of Arrival S.à r.l. to the Issuer in exchange for Ordinary Shares based on an exchange ratio of 0.5581634737 Ordinary Shares for one ordinary share of Arrival S.à r.l. and (ii) not transfer any of its ordinary shares of Arrival S.à r.l. before the termination of the Business Combination Agreement pursuant to its terms. Pursuant to the Exchange Agreement, on March 23, 2021, Kinetik exchanged its ordinary shares of Arrival S.à r.l. for 463,275,682 Ordinary Shares.

Immediately upon the completion of the Business Combination and the other transactions contemplated by the Business Combination Agreement, including the Exchange Agreement (the “Transactions”, and such completion, the “Closing”), Arrival S.à r.l. became a direct wholly-owned subsidiary of the Issuer.

A copy of the Exchange Agreement is included with this Statement as Exhibit 99.1 and is incorporated herein by reference.

Item 4.	Purpose of the Transaction.

The information contained above in Item 1 and Item 3 of this Statement is incorporated herein by reference.

The Reporting Persons intend to review their investment on a regular basis and, as a result thereof, may at any time or from time to time, either alone or as part of a group, (a) acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (b) dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise, (c) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in the securities of the Issuer or (d) take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; changes in law and government regulations; general economic conditions; and financial and stock market conditions, including the market price of the securities of the Issuer. Except as set forth herein, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)	Kinetik directly holds an aggregate of 463,275,682 Ordinary Shares of the Issuer. Each Ordinary Share is entitled to one vote. Kinetik beneficially owns 76.43% of the outstanding Ordinary Shares.

The Foundation, as trustee of the Trust, is deemed to beneficially own the 463,275,682 Ordinary Shares beneficially owned directly by Kinetik. The Reporting Persons each share the power to vote or dispose of the Ordinary Shares it beneficially owns. The 463,275,682 shares of Ordinary Shares beneficially owned by the Reporting Persons represent 76.43% of the outstanding Ordinary Shares based upon 606,157,267 Ordinary Shares outstanding as of March 24, 2021, as stated in the Issuer’s Annual Report on Form 20-F, dated as of March 24, 2021.

(c)	The information set forth in Item 4 of this Statement is incorporated by reference herein.

(d)

Denis Sverdlov, the Chief Executive Officer of the Issuer, is a beneficiary of the Trust, which holds all of the interests in Kinetik, and the Trust, as administered by the Foundation as Trustee, has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, more than 5% of the Ordinary Shares of the Issuer reported by this Statement.

(e)	Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Registration Rights and Lock-Up Agreement

In connection with the Closing, the Issuer, Kinetik, and the other parties named therein entered into a Registration Rights and Lock-Up Agreement which provides customary demand and piggyback registration rights. Pursuant to the Registration Rights and Lock-Up Agreement, the Issuer agreed that, within 30 calendar days after the Closing Date, it will file with the SEC (at Issuer’s sole cost and expense) a registration statement registering the resale of certain of its Ordinary Shares, including those held by Kinetik, and the Issuer will use its commercially reasonable efforts to have the registration statement declared effective as soon as practicable after the filing thereof, but no later than the 90th calendar day (or 120th calendar day if the SEC notifies the Issuer that it will “review” the registration statement) following the Closing.

The securities held by Kinetik are subject to a lock-up for 180 days after the Closing, subject to earlier release on (i) the last consecutive trading day where the sale price of the Ordinary Shares equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing or (ii) such date on which the Issuer completes a liquidation, merger, stock exchange or other similar transaction that results in all of the Issuer’s stockholders having the right to exchange their shares of Ordinary Shares for cash, securities or other property. Except as provided in (ii) in the immediately preceding sentence, until December 31, 2022, Kinetik has agreed to maintain beneficial ownership of at least 50% of the outstanding voting securities of the Issuer.

Nomination Agreement

In connection with the Closing, the Issuer and Kinetik entered into a Nomination Agreement pursuant to which, in connection with any general meeting at which directors of the Issuer are to be elected, or any adjournment or postponement thereof, Kinetik shall have the right to propose for appointment a number of directors that equals a majority of the board (each, a “Shareholder Director”). At least one-half of the Shareholder Directors must qualify as independent directors under applicable stock exchange rules, subject to any independence requirements established by the listing rules of the stock exchange on which the Ordinary Shares are listed that would require a greater number of Shareholder Directors to qualify as independent directors, provided that the shareholder will not be required to nominate any additional independent directors unless and until all of the directors, other than the Shareholder Directors, qualify as independent directors. In addition, the Audit Committee, Compensation Committee and Nominating Committee of the Board shall include at least one Shareholder Director so long as he or she is independent. The Nomination Agreement will terminate when Kinetik and its permitted assigns beneficially own less than 30% of the outstanding shares of the Issuer.

The information set forth in Items 3 and 4 of this Statement is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 99.1 — Form of Contribution and Exchange Agreement for Ordinary Shares (incorporated by reference to Exhibit 10.2 to CIIG Merger Corp.’s Form 8-K, File No. 001-39159, filed with the SEC on November 18, 2020).

Exhibit 99.2 — Form of Registration Rights and Lock-Up Agreement, by and between Arrival Group and certain stockholders of CIIG Merger Corp. and Arrival S.àr.l (incorporated by reference to Exhibit A of Exhibit 2.1 to CIIG Merger Corp.’s Form 8-K, File No. 001-39159, filed with the SEC on November 18, 2020).

Exhibit 99.3— Form of Nomination Agreement, by and between Arrival Group and Kinetik S.à r.l. (incorporated by reference to CIIG Merger Corp.’s Form 8-K, File No. 001-39159, filed with the SEC on November 18, 2020).

Exhibit 99.4 — Joint Filing Agreement among the Reporting Persons, dated April 5, 2021.

SIGNATURE

After reasonable inquiry and to the best of each of the Reporting Person’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 5, 2021

KINETIK S.À R.L.

By:	/s/ Csaba Horvath
	Name:	Csaba Horvath
	Title:	Manager

By:	/s/ Gilles Dusemon
	Name:	Gilles Dusemon
	Title:	Manager

THE KINETIK FOUNDATION

By:	/s/ Gavin Ferguson
	Name:	Gavin Ferguson
	Title:	Councillor

By:	/s/ Miriam Levy Turner
	Name:	Miriam Levy Turner
	Title:	Councillor

[Signature Page to Schedule 13D]